UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF January 2011

COMMISSION FILE NUMBER:  001-34556

GLG LIFE TECH CORPORATION
(Translation of registrant’s name into English)

Suite 519 World Trade Centre, 999 Canada Place, Vancouver, BC, Canada V6C 3E1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[   ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

[   ] Yes   [ X ] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

EXHIBITS

The following exhibit is a press release issued by GLG Life Tech Corporation:

Exhibit Number	Description
99.1	Press release dated January 25, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLG LIFE TECH CORPORATION
(Registrant)

/s/ Brian R. Meadows
Name: Brian R. Meadows
Title: Chief Financial Officer

Date: January 25, 2011